1460 EL CAMINO REAL  |  MENLO PARK  |  CA  |  94025-4110

WWW.SHEARMAN.COM  |  T +1.650.838.3600  |  F +1.650.838.3699

August 26, 2015

VIA EDGAR

CONFIDENTIAL

Kevin W. Vaughn, Accounting Branch Chief

Lory Empie, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Noah Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2014

Filed April 24, 2015

File No. 001-34936

Dear Mr. Vaughn and Mr. Empie:

This letter is to confirm our request to extend the deadline, from September 3, 2015 to September 18, 2015, for responding to your letter regarding the Securities and Exchange Commission’s review of Noah Holdings Limited’s annual report on Form 20-F filed on April 24, 2015. We appreciate the Staff’s willingness and flexibility in accommodating this request.

*        *        *

If you have any questions regarding this submission, please contact me at +1-650-838-3753 or aseem@shearman.com.

Very truly yours,

/s/ Alan Seem

Alan Seem

cc:

Ching Tao, chief financial officer, Noah Holdings Limited

Grant Pan, Deloitte Touche Tohmatsu Certified Public Accountants LLP

ABU DHABI    |    BEIJING    |    BRUSSELS    |    FRANKFURT    |    HONG KONG    |    LONDON    |    MENLO PARK    |    MILAN    |    NEW YORK

PARIS    |    ROME    |    SAN FRANCISCO    |    SÃO PAULO    |    SHANGHAI    |    SINGAPORE    |    TOKYO    |    TORONTO     |    WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.